Exhibit  77(d)

                 Policies with respect to security investments

Effective October 4, 2005, ING VP LargeCap Growth Portfolio may invest up to 20% of its assets in securities of foreign issuers, non-U.S. dollar denominated securities, initial public offerings and, to the extent permitted by the Investment Company Act of 1940, as amended, in other investment companies, including exchange-traded funds.